CE Franklin Ltd.
INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION - UNAUDITED

	As at March 31	As at December 31	As at January 1
(in thousands of Canadian dollars)	2011	2010	2010
Assets			(Note 2 & 3)

Current assets
Cash and cash equivalents	3,214	-	-
Accounts receivable (Note 6)	93,510	92,950	67,443
Inventories (Note 7)	100,690	94,838	102,669
Current tax recoverable	-	-	1,029
Other	1,829	1,625	3,931
	199,243	189,413	175,072
Non-current assets
Property and equipment (Note 8)	9,343	9,431	10,517
Goodwill (Note 9)	20,570	20,570	20,570
Deferred tax assets (Note 10)	1,172	1,116	1,457
Other assets	-	147	339
Total Assets	230,328	220,677	207,955

Liabilities

Current liabilities
Accounts payable and accrued liabilities (Note 11)	75,582	63,363	38,489
Current taxes payable	361	348	-
Bank operating loan (Note 12)	-	-	26,549
	75,943	63,711	65,038
Non current liabilities
Long term debt (Note 12)	290	6,430	290
Total liabilities	76,233	70,141	65,328

Commitments and contingencies (Note 14)

Shareholders* equity
Capital stock (Note 16)	23,332	23,078	23,284
Contributed surplus	19,665	19,716	17,184
Retained earnings	111,098	107,742	102,159
	154,095	150,536	142,627
Total liabilities and shareholders' equity	230,328	220,677	207,955

See accompanying notes to these interim consolidated financial statements

CE Franklin Ltd.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY - UNAUDITED

(in thousands of Canadian dollars and number of shares)	Capital Stock
	Number of Shares	$	Contributed Surplus	Retained Earnings	Shareholders' Equity

Balance - January 1, 2010	17,581	23,284	17,184	102,159	142,627
Stock based compensation expense (Note 16 (b) and (c))	-	-	519	-	519
Normal Course Issuer Bid (Note 16 (d))	(29)	(39)	-	(156)	(195)
Stock options exercised (Note 16 (b))					-
Share Units exercised (Note 16 (c))	39	273	(273)	-	-
Purchase of shares in trust for Share Unit Plans (Note 16 (c))	(37)	(249)	-	-	(249)
Net earnings	-	-	-	2,211	2,211
Balance - March 31, 2010	17,554	23,269	17,430	104,214	144,913

Balance - January 1, 2011	17,474	23,078	19,716	107,742	150,536
Stock based compensation expense (Note 16 (b) and (c))	-	-	426	-	426
Normal Course Issuer Bid (Note 16 (d))	(3)	(4)		(19)	(23)
Stock options exercised (Note 16 (b))	51	400	(400)	-	-
Share Units exercised (Note 16 (c))	13	77	(77)	-	-
Purchase of shares in trust for Share Unit Plans (Note 16 (c))	(25)	(219)	-	-	(219)
Net earnings	-	-	-	3,375	3,375
Balance - March 31, 2011	17,510	23,332	19,665	111,098	154,095

See accompanying notes to these interim consolidated financial statements

CE Franklin Ltd.
INTERIM CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME - UNAUDITED

	Three months ended

(in thousands of Canadian dollars except shares and per share amounts)	March 31	March 31
	2011	2010

Revenue	137,701	121,879
Cost of sales	115,424	102,219
Gross profit	22,277	19,660

Other Expenses
Selling, general and adminstrative expenses (Note 19)	16,980	15,600
Depreciation	602	617
	17,582	16,217

Operating profit	4,695	3,443
Foreign exchange loss and other	10	(76)
Interest expense	94	240
Earnings before tax	4,591	3,279

Income tax expense/(recovery) (note 10)
Current	1,360	1,015
Deferred	(144)	53
	1,216	1,068

Net earnings and comprehensive income	3,375	2,211

Earnings per share (note 17)
Basic	0.19	0.13
Diluted	0.19	0.12

Weighted average number of shares outstanding (000's)
Basic	17,488	17,576
Diluted (note 17)	18,052	17,959

See accompanying notes to these interim consolidated financial statements

CE Franklin Ltd.
INTERIM CONSOLIDATED STATEMENTS OF CASHFLOWS - UNAUDITED

	Three months ended
	March 31
(in thousands of Canadian dollars)	2011	2010

Cash flows from operating activities
Net earnings	3,375	2,211
Items not affecting cash:
Amortization	602	617
Deferred Income taxes	(144)	53
Foreign exchange and other	90	-
Stock based compensation expense	466	374
	4,389	3,255
Net change in non-cash working capital balances
related to operations:
Accounts receivable	(678)	(7,407)
Inventories	(5,853)	12,790
Other current assets	(79)	2,617
Accounts payable and accrued liabilities	12,208	13,781
Current taxes payable	101	1,010
Provisions
	10,088	26,046

Cash flows (used in)/from investing activities
Purchase of property and equipment	(492)	(131)
	(492)	(131)

Cash flows (used in)/ from financing activities
Decrease in bank operating loan
Increase/(decrease) from revolving term bank loan	(6,140)	(25,471)
Repayment of long term borrowings
Issuance of capital stock under share unit plans
Purchase of capital stock through normal course issuer bid	(23)	(195)
Purchase of capital stock in trust for Share Unit Plans	(219)	(249)
	(6,382)	(25,915)

Change in cash and cash equivalents during the period	3,214	-

Cash and cash equivalents begining of the period	-	-

Cash and cash equivalents end of the period	3,214	-

Cash paid during the period for:
Interest	94	240
Income taxes	1,260	-

See accompanying notes to these interim consolidated financial statements

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements - Unaudited

(Tabular amount in thousands of Canadian dollars, except share and per share amounts)

1.

General information

CE Franklin Ltd. (the “Company”) is headquartered and domiciled in Calgary, Canada. The Company is a subsidiary of Schlumberger Limited, a global energy services company. The address of the Company’s registered office is 1900, 300 5th Ave SW, Calgary, Alberta, Canada and it is incorporated under the Alberta Business Corporations Act. The Company is a distributor of pipe, valves, flanges, fittings, production equipment, tubular products and other general industrial supplies primarily to the oil and gas industry through its 45 branches situated in towns and cities that serve oil and gas fields of the western Canadian sedimentary basin. In addition, the Company distributes similar products to the oil sands, refining, and petrochemical industries and non-oilfield related industries such as forestry and mining.

2.

Accounting policies

Generally accepted accounting principles

The interim consolidated financial statements of the Company have been prepared in accordance with International Accounting Standards (“IAS”) 34 - Interim Financial Reporting and International Financial Reporting Standards (“IFRS”) 1 - First- time Adoption of IFRS, as they form part of the period covered by the Company’s first IFRS financial statements for the year ending December 31, 2011. They are also in compliance with all IFRSs and IFRICs (International Financial Reporting Interpretations Committee) issued and effective or issued and early adopted as at the time of preparing these financial statements.

The March 31, 2011 interim consolidated financial statements are the Company’s first financial statements prepared under IFRS. Consequently the comparative figures for 2010 and the Company’s statement of financial position as at January 1, 2010 have been restated from accounting principles generally accepted in Canada (Canadian GAAP) to comply with IFRS. The reconciliations to IFRS from the previously published Canadian GAAP financial statements are summarized in Note 3, and there are no material differences. In addition, IFRS 1 on first time adoption allows certain exemptions from retrospective application of IFRS in the opening statement of financial position. Where these have been used they are explained in Note 3.

The policies applied in these interim consolidated statements are based on IFRS issued and outstanding as at April 27, 2011, the date the Board of Directors approved these financial statements. Any subsequent changes to IFRS, that are given effect in the Company’s annual consolidated financial statements for the year ended December 31, 2011 could result in restatement of these interim consolidated financial statements, including the transitional adjustments recognized on change over to IFRS.

Basis of presentation

The interim consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of certain financial assets and liabilities to estimated fair value. The interim consolidated financial statements have also been prepared on the basis that the Company will continue to operate as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The interim consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Subsidiaries are entities controlled by the Company including special purpose entities. All significant transactions and balances between the Company and its subsidiaries have been eliminated on consolidation. The interim consolidated financial statements should be read in conjunction with the Company’s Canadian GAAP annual financial statements for the year ended December 31, 2010.

Foreign currency translation

The interim consolidated financial statements are presented in Canadian dollars, which is the Company’s and its subsidiaries functional and presentation currency. Monetary assets and liabilities are translated into Canadian dollars at period-end exchange rates and gains or losses from translation are recognized in the Consolidated Statements of Earnings.  Revenues and expenses are translated at the exchange rate prevailing on the date the transaction occurs.

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements - Unaudited

Financial instruments

The Company initially measures financial instruments at estimated fair value. The Company’s loans and receivables are comprised of cash and cash equivalents, trade receivables and are included in current assets due to their short-term nature. Financial liabilities are categorized as “other financial liabilities” consisting of accounts payable and accrued liabilities, bank operating loan, and long term debt.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and with no intention of trading. They are included in current assets, except for maturities greater than 12 months after the statement of financial position date, which are classified as non-current assets. Loans and receivables are recognized at the amount expected to be received less, any discount or rebate to reduce the loan and receivables to estimated fair value. Loans and receivables are subsequently measured at amortized cost using the effective interest method. Loans and receivables are included in accounts receivable and other current assets on the statement of financial position.

Other financial liabilities

Other financial liabilities are financial liabilities that are not quoted on an active market and with no intention of being traded. They are included in current liabilities, except for the long term debt as it has a maturity greater than 12 months after the statement of financial position date and is classified as a non-current liability. Financial liabilities include accounts payable and accrued liabilities, bank operating loan and long-term debt. Accounts payable are initially recognized at the amount required to be paid less any discount or rebates to reduce the payables to estimated fair value. Accounts payable are subsequently measured at amortized cost using the effective interest method. Bank debt and long-term debt are recognized initially at fair value, net of any transaction costs incurred, and subsequently at amortized cost using the effective interest method.

Derivative instruments

In the normal course of business, the Company enters into foreign currency forward exchange contracts with financial institutions to fix the value of liabilities or future commitments.  These foreign currency exchange contracts are not designated as hedges for accounting purposes.  These derivatives are initially recognized at the estimated fair value at the date the derivative contract is entered into and are subsequently remeasured to their estimated fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and investments in highly liquid instruments with maturities of 90 days or less on the date acquired.

Inventories

Inventories, consisting primarily of goods purchased and held for resale, are valued at the lower of cost or net realizable value. Cost is determined using the weighted average cost method, and includes the cost of goods purchased for resale including import and customs duties, freight and other attributable costs, less trade discounts and rebates. Net realizable value is the estimated selling price less applicable selling expenses. When the weighted average cost of the inventories exceeds the net realizable value, inventory is written down to the net realizable value and is subsequently written back up to the original cost if the net realizable value exceeds the book value. All write downs and reversals are charged to cost of sales.

Property and equipment

Property and equipment are recorded at cost less related accumulated depreciation. Cost is determined as the expenditure directly attributable to the asset at acquisition, only when it is probable that future economic benefits will flow to the Company and the cost can be reliably measured. When an asset is disposed of, its carrying cost is derecognized. All repairs and maintenance costs are charged to the earnings statement during the financial period in which they are incurred.

The Company provides for depreciation of property and equipment on a straight line basis using the following rates:

Buildings	5% to 10%
Leasehold improvements	over the term of the lease
Computer equipment and software	15% to 33%
Equipment and machinery	10% to 100%
Furniture and office equipment	15% to 20%
Automotive equipment	30%

The Company allocates the amount initially recognized in respect of an item of property and equipment to its significant components and depreciates separately each such component, where applicable. The estimated residual value and useful lives of property and equipment are reviewed at the end of each reporting period and adjusted if required.

Gains and losses on disposals of property and equipment are determined by comparing the proceeds with the carrying amount of the asset and are included as part of other gains and losses in the consolidated statement of earnings and comprehensive income.

Leased assets

Assets held under finance leases, which are leases where substantially all the risks and rewards of ownership of the asset have transferred to the Company, are capitalized on the statement of financial position and amortized by the straight-line method over the term of the lease or the estimated useful life of the assets; whichever is shorter.

Leases where the lessor retains substantially all the risks and rewards of ownership are classified as operating leases. The cost of operating leases (net of any incentives received from the lessor) is charged to the earnings statement on a straight-line basis over the periods of the leases.

Impairment of assets

Financial assets

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

Non-financial and intangible assets

The carrying amounts of the Company’s property and equipment and intangible assets having a finite useful life are assessed for impairment indicators on at least an annual basis to determine whether there is any indication that these assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any.

An impairment loss is recognized for the amount by which the assets carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s or group of assets estimated fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable independent cash inflows (a cash generating unit (“CGU”)).

Where an impairment loss subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, but limited to the carrying that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Assets that have an indefinite useful life and goodwill are not subject to depreciation and are tested for impairment on an annual basis and when there is an indication of potential impairment.

Goodwill

Goodwill represents the excess of the cost over the estimated fair value of net assets acquired related to an acquisition.  Goodwill is not amortized, as it has an indefinite useful life, but is instead evaluated annually for impairment, or when events and circumstances indicate that there might be impairment, as the carrying amount may not be recoverable.

Goodwill acquired through a business combination is allocated to each CGU, or group of CGU’s, that are expected to benefit from the business combination. Each of these CGU’s represents the lowest level within the Company which the associated goodwill is monitored for management purposes.

Goodwill impairment cannot subsequently be reversed once an impairment has been recognized.

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements - Unaudited

Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past obligating event and it is more likely than not that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated.

These provisions are measured at the present value of management’s best estimate of the expenditure required to settle the obligation as at March 31, 2011. The discount rate used to determine the present value reflects current market assessments of the time value of money. The company performs evaluations to identify onerous contracts and, where applicable, records provisions for such contracts.

Borrowing costs

Borrowing costs are recognized as interest expense in the consolidated statement of earnings and comprehensive income in the period in which they are incurred. Borrowing costs attributable to the acquisition, construction or production of qualifying assets are added to the cost of those assets, until such time the assets are substantially ready for their intended use. The Company does not have any qualifying assets.

Group Registered Retirement Savings Plan

Contributions to the Company’s registered retirement savings plans are charged to the consolidated statement of earnings and comprehensive income as incurred.

Capital stock

The Company has one class of shares, ordinary shares, which are classified as equity. These are recorded at the proceeds received less any direct issue costs and related taxes.

Where the Company purchases any of the Company’s equity share capital, the consideration paid is deducted from equity attributable to the Company’s equity holders until shares are cancelled, reissued or disposed of.

Stock options

The Company operates a stock option plan that is described in Note 16(b).  Prior to the fourth quarter of 2010, the Company’s stock option plan included a cash settlement mechanism. As a result, the Company’s stock option obligations were classified as current obligations (subject to vesting) on the consolidated statement of financial position and were revalued using the Black Scholes model at each period end. The offset to the generation of the current liability was contributed surplus, up to the cumulative expensed Black Scholes valuation for those options.

During the fourth quarter of 2010, the Company modified its stock option plan to remove the cash settlement mechanism. As a result, the Company now recognizes compensation expense based on the fair value of the options on the modification date or the grant date for new options, which is determined by using the Black-Scholes option pricing model. The fair value of the options is recognized over the vesting period of the options granted as compensation expense and an increase of contributed surplus. The amount initially recorded for the options in contributed surplus is reduced as options are exercised and is credited to capital stock.

Other stock-based compensation

Restricted share units (“RSU”), Performance share units (“PSU”) and Deferred share units (“DSU”), collectively the “Share Unit Plans”, are granted to specific employees and directors, which entitle the participant, at the Company's option, to receive either a common share or cash equivalent in exchange for a vested unit.  The vesting period for RSU's and PSU’s is one third per year over the three year period from the grant date. DSU's vest on the date of grant. Compensation expense related to the units granted is recognized over the vesting period based on the fair value of the units, calculated using a 10 day weighted average stock trading price, at the date of the grant and is recorded to contributed surplus.  The contributed surplus balance is reduced as the vested units are settled.

Revenue recognition

The Company’s revenue, which is comprised principally of product sales, is generally subject to contractual arrangements, which specify price and general terms and conditions.  The Company recognizes product sales when the risks and rewards of ownership of goods have been transferred to the customer and it is probable that the economic benefits associated with the transaction will flow to the Company. The Company also considers if it has retained any material involvement in the items being sold and if the revenue and costs related to the sale can be measured reliably.

Revenue from services is recognized on a percentage of completion basis.

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements - Unaudited

Volume discounts are assessed and recorded as a reduction in revenue based on anticipated applicable annual revenues. The Company does not have any material multiple element revenue arrangements.

Cost of sales

Cost of sales includes purchased goods and the cost of bringing inventory to its present location and condition. Where the Company assembles products, labour and overheads directly attributable to assembly and services are included in cost of sales.

Vendor rebates

The Company enters into arrangements with certain vendors providing for inventory purchase rebates. These purchase rebates are accrued as a reduction in inventory and a corresponding reduction in cost of sales when the underlying inventory is sold.

Income taxes

Current income tax represents the expected income tax payable (or recoverable) on taxable income for the period using income tax rates enacted or substantially enacted at the end of the reporting period and taking into account any adjustments arising from prior years.

The Company uses the liability method of accounting for income taxes under which deferred tax assets and liabilities are recognized when there are differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using substantively enacted or enacted tax rates in effect in the period in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as part of the provision for income taxes in the period that includes the enactment date. Deferred tax assets are recognized to the extent that it is probable that the assets can be recovered.

Deferred income tax assets and liabilities are presented as non-current on the consolidated statement of financial position.

Tax on income in interim periods is accrued using the tax rate that would be applicable to expected total annual earnings. All items recognized directly in shareholders’ equity are recognized net of tax.

Earnings per share

Earnings per share are computed based on the weighted average basic number of shares outstanding for the period. Diluted earnings per share have been calculated using the treasury stock method, as if RSU’s, PSU’s, DSU’s and stock options were exercised at the beginning of the year and funds received were used to purchase the Company’s common shares on the open market at the average price for the year.

Business combinations

The acquisition method of accounting is used to account for the acquisition of subsidiaries by the Company.

The cost of acquisition is measured as the fair value of the assets given, equity instruments issued and debt incurred or assumed at the acquisition date. Costs directly attributable to the acquisition are expensed in the period incurred. The fair value of the assets and liabilities is determined and compared to the fair value of the consideration paid. If the fair value of consideration paid exceeds the fair value of the net assets, then goodwill is recognized. If the fair value of the consideration paid is less than the estimated fair value of the net assets acquired, the difference is recognized directly in the statements of earnings and comprehensive income.

3.

 Explanation of transition to IFRS

The Company does not have any material differences between IFRS and Canadian GAAP. As such there are no reconciling items that would materially change the reporting requirements under Canadian GAAP to IFRS.

These interim consolidated financial statements for the period ended March 31, 2011 are the Company’s first financial statements prepared under IFRS. For all accounting periods prior to this, the Company prepared its financial statements under Canadian GAAP.

IFRS 1 allows first time adopters to IFRS to take advantage of a number of voluntary exemptions from the general principal of retrospective restatement. The Company has taken the following exemptions:

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements - Unaudited

Property and equipment

The Company has continued to use the historic cost model, as was used under Canadian GAAP and acceptable under IFRS. Therefore the historical cost of Property and Equipment has been brought forward into these financial statements, as was previously recorded under Canadian GAAP.

IFRS 2 Share based payments

The Company has elected to not apply IFRS 2 to share based payments granted and fully vested before the Company’s date of transition to IFRS. The Company has assessed and quantified the difference in accounting for stock based compensation under IFRS compared to Canadian GAAP and has deemed the difference to be immaterial.

IFRS 3 Business combinations

This standard has not been applied to acquisitions of subsidiaries that occurred before January 1, 2010, the Company’s transition date to IFRS. As such, there is no retrospective change in accounting for business combinations.

IAS 23 Borrowing costs

Borrowing costs requires an entity to capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs has been removed. The Company has elected to account for such transactions on a go forward basis. As such there is no retrospective change in accounting for borrowing costs.

4.

Accounting standards issued but not yet applied

IFRS 9 – Financial instruments and measurement

International Financial Reporting Standard 9, Financial Instruments (“IFRS 9”), was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent not clearly representing a return of investment, are recognized in profit or loss; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income.

This standard is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

5.

  Critical accounting estimates and judgments

The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results ultimately may differ from those estimates.

Management believes the most significant estimates and assumptions are associated with the valuation of accounts receivable, inventories, vendor rebates, deferred tax assets and liabilities, stock based compensation expense and goodwill.  If the underlying estimates and assumptions, upon which the consolidated financial statements are based, change in future periods, actual amounts may differ from those included in the accompanying consolidated financial statements.

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements - Unaudited

Allowance for credit losses

The Company maintains an allowance for credit losses to provide for receivables which may ultimately be uncollectible.  Reserves are determined in light of a number of factors including customer specific conditions, economic events and the Company’s historical loss experience.  The allowance is assessed quarterly by a detailed formal review of customer balances. See note 6.

Inventories

The Company evaluates its inventory to ensure it is carried at the lower of average cost or net realizable value. Allowances are made against slow moving, obsolete and damaged inventories and charged to cost of sales. These allowances are assessed quarterly for adequacy. The reversal of any write down of inventory arising from an increase in net realizable value shall be recognized as a reduction in cost of sales in the period in which the reversal occurred. See note 7.

Stock based compensation

In determining stock based compensation expense, the Company uses the Black Scholes option pricing model, which requires a number of assumptions to be made, including the risk-free interest rate, expected option life and expected share price volatility. Consequently, the actual stock based compensation expense may vary from the amount estimated.

Vendor rebates

Vendor rebates consist of volume discount incentives earned from the purchase of selected products during the year from specified vendors.  These discounts are based on contractual agreements with the vendors which outline price, volume and general terms and conditions. Rebates are accrued for each reporting period with reassessments being performed quarterly. The Company accrues these rebates as a reduction in inventory and a corresponding reduction in cost of sales when the underlying inventory is sold.

Impairment of long-lived assets

The Company evaluates goodwill impairment at a consolidated level, as it operates through a single CGU. The impairment evaluation involves comparing the estimated recoverable amount of the Company’s business to its carrying amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Value in use is estimated using future cash flow projections, discounted to their present value, expected to arise from the CGU to which the goodwill relates. The required valuation methodology and underlying financial information that is used to determine value in use requires significant judgments to be made by management. These judgments include, but are not limited to, long term projections of future financial performance and the selection of appropriate discount rates used to determine the present value of future cash flow. Changes in such estimates or the application of alternative assumptions could produce significantly different results. See Note 9.

Taxation

Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates in effect in the period in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as part of the provision for income taxes in the period that includes the enactment date.

6.

Accounts receivable

	March 31, 2011	December 31, 2010	January 1, 2010
Current	53,852	40,014	32,967
Less than 60 day s overdue	29,638	41,253	25,766
Greater than 60 day s overdue	4,861	5,519	6,398
Total Trade receivables	88,351	86,786	65,131
Allowance for credit losses	(1,714)	(1,887)	(2,335)
Net trade receivables	86,637	84,899	62,796
Other receivables	6,873	8,051	4,647
	93,510	92,950	67,443

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements - Unaudited

A substantial portion of the Company’s accounts receivable balance is with customers within the oil and gas industry and is subject to normal industry credit risks. Concentration of credit risk in trade receivables is limited as the Company’s customer base is large and diversified. The Company follows a program of credit evaluations of customers and limits the amount of credit extended when deemed necessary.

The Company has established procedures in place to review and collect outstanding receivables. Significant outstanding and overdue balances are reviewed on a regular basis and resulting actions are put in place on a timely basis. Appropriate provisions are made for debts that may be impaired on a timely basis.

The Company maintains an allowance for possible credit losses that are charged to selling, general and administrative expenses by performing an analysis of specific accounts. Movement of the allowance for credit losses is as follows:

	Three months ended	Year ended
	March 31, 2011	December 31, 2010
Opening balance	1,887	2,335
Write offs	(239)	(1,385)
Recoveries	118	952
Change in provision for credit losses	(52)	(15)
Closing balance	1,714	1,887

7.

Inventories

	March 31,2011	December 31,2010	January 1,2010

Goods purchased for resale	100,690	94,838	102,669

The Company maintains net realizable value allowances against slow moving, obsolete and damaged inventories that are charged to cost of goods sold on the statement of earnings. These allowances are included in the inventory value disclosed above. Movement of the allowance for net realizable value is as follows:

	Three months ended	Year ended December
	March 31,2011	31,2010
Opening balance as at January 1,	5,000	6,300
Additions	300	900
Utilization through (w rite downs)/recoveries	(900)	(2,200)
Closing balance	4,400	5,000

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements - Unaudited

8.

Property and Equipment

	Land, Buildings and leasehold improvements	Computer equipment and software	Equipment and machinery	Furniture and fixtures	Automotive equipment	Total

Opening balance as at January 1, 2011	11,999	21,254	6,535	3,864	1,065	44,717
Additions	61	10	17	104	303	495
Closing balance as at March 31, 2011	12,060	21,264	6,552	3,968	1,368	45,212

ACCUMULATED AMORTIZATION
Opening balance as at January 1, 2011	5,696	20,348	5,627	2,859	756	35,286
Depreciation expense	188	155	79	106	55	583
Closing balance as at March 31, 2011	5,884	20,503	5,706	2,965	811	35,869

Net book amount as at March 31, 2011	6,176	761	846	1,003	557	9,343

	Land, Buildings	Computer
	and leasehold	equipment and	Equipment and	Furniture and	Automotive
	improvements	software	machinery	fixtures	equipment	Total
COST
Opening balance as at January 1, 2010	11,624	20,751	6,412	3,822	838	43,447
Additions	375	503	125	42	231	1,276
Disposals	-	-	(2)	-	(4)	(6)
Closing balance as at December 31, 2010	11,999	21,254	6,535	3,864	1,065	44,717

ACCUMULATED AMORTIZATION

Opening balance as at January 1, 2010	4,958	19,721	5,350	2,408	493	32,930
Depreciation expense	738	627	277	451	263	2,356
Closing balance as at December 31, 2010	5,696	20,348	5,627	2,859	756	35,286

Net book amount as at December 31, 2010	6,303	906	908	1,005	309	9,431

Net book amount as at January 1, 2010	6,666	1,030	1,062	1,414	345	10,517

9.

Goodwill

	March 31, 2011	December 31, 2010	January 1, 2010
Goodwill	20,570	20,570	20,570

All goodwill has arisen from business combinations. The Company tests goodwill annually for impairment or more frequently if there are indications that the asset may be impaired. An impairment test was performed at a CGU level during the year ended December 31, 2010 and no impairment was recognized.

The recoverable amount is determined using the greater of value in use and fair value less cost to sell. The value in use calculation uses future cash flow projections, discounted to their present value. Future cash flows are based on various assumptions and judgments including actual performance of the business, managements estimates of future performance, indicators of future oil and gas industry activity levels including commodity price forecasts, long term growth rates of 5% derived from earnings and cash flow trading multiples for comparable public energy service and distribution companies. Present value discount rate assumptions use an estimate of the Company’s pre tax weighted average cost of capital, based on the average five year historic volatility of public energy service company share prices and benchmark interest rates. The pre tax discount rate ranges from 17% to 20% for the year ended December 31, 2010 (17% to 20% - January 1, 2010). Changes in such estimates or the application of alternative assumptions could produce significantly different results. As at December 31, 2010 and January 1, 2010 the estimated fair value of the Company’s business would approximate its carrying amount if the after tax discount rate were to increase by 1% to 3%, or the assumed growth rate was reduced by 1% to 3%.

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements - Unaudited

10.    Taxation

The difference between the income tax provision recorded and the provision obtained by applying the combined federal and provincial statutory rates is as follows:

For the three months ended March 31	2011	%	2010	%
Earnings before income taxes	4,591		3,279
Income taxes calculated at statutory rates	1,227	26.7	930	28.4
Non-deductible items	18	0.4	27	0.8
Share based compensation	12	0.3	75	2.3
Capital taxes	3	0.1	3	0.1
Adjustments of filing returns and other	(44)	(1.0)	33	1.0
	1,216	26.5	1,068	32.6

As at March 31, 2011, income taxes payable was $361,000 (March 31, 2010 – $19,000 receivable). Income tax expense is based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year.

Significant components of deferred tax assets and liabilities are as follows:

As at	March 31, 2011	December 31, 2010	January 1, 2010
Assets
Property and equipment	903	870	852
Stock based compensation expense	487	487	856
Other	178	156	127
	1,568	1,513	1,835
Liabilities
Goodwill and other	396	397	378
Net deferred tax asset	1,172	1,116	1,457

Deductible temporary differences are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized.

11.

Accounts payable and accrued liabilities

	March 31, 2011	December 31, 2010	January 1, 2010
Current

Trade payables	31,455	23,966	16,766
Other payables	6,455	7,057	9,275
Accrued compensation expense	1,315	2,434	3,396
Other accrued liabilities	36,357	29,906	9,052
	75,582	63,363	38,489

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements - Unaudited

12.

Long term debt and bank operating loan

March 31, 2011	December 31, 2010	January 1, 2010
Bank operating loan	-	-	26,549

JEN Supply debt	290	290	290
Bank operating loan	-	6,140	-
Long term debt	290	6,430	290

In July of 2010, the Company entered into a $60.0 million revolving term Credit Facility that matures in July 2013.  The Credit Facility replaced the existing $60.0 million, 364 day bank operating loan. Borrowings under the Credit Facility bear interest based on floating interest rates and are secured by a general security agreement covering all assets of the Company. The maximum amount available under the Credit Facility is subject to a borrowing base formula applied to accounts receivable and inventories. The Credit Facility requires that the Company maintains the ratio of its debt to debt plus equity at less than 40%. As at March 31, 2011, this ratio was 0% (December 31, 2010 – 4%) The Company must also maintain coverage of its net operating cash flow as defined in the Credit Facility agreement, over interest expense for the trailing twelve month period, at greater than 1.25 times. As at March 31, 2011, this ratio was 15.9 times (December 31, 2010 – 14.1 times).  The Credit Facility contains certain other covenants, with which the Company is in compliance and has been for the comparative periods. As at March 31, 2011, the Company had no borrowings and had available undrawn borrowing capacity of $60.0 million under the Credit Facility. In management’s opinion, the Company’s available borrowing capacity under its Credit Facility and ongoing cash flow from operations, are sufficient to resource its ongoing obligations.

The JEN Supply debt is unsecured and bears interest at the floating Canadian bank prime rate and is repayable in 2012.

13.

Capital management

The Company’s primary source of capital is its shareholders’ equity and cash flow from operating activities before net changes in non-cash working capital balances. The Company augments these capital sources with a $60 million, revolving bank term loan facility maturing in July 2013 (see Note 12) which is used to finance its net working capital and general corporate requirements. The Company’s objective is to maintain adequate capital resources to sustain current operations including meeting seasonal demands of the business and the economic cycle.  The Company’s capital is summarized as follows:

	March 31, 2011	December 31, 2010	January 1, 2010
Shareholders' equity	154,094	150,536	142,627
Long term debt/Bank operating loan	290	6,430	26,839
Net working capital	120,086	125,702	136,583

Net working capital is defined as current assets less cash and cash equivalents, accounts payable and accrued liabilities, income taxes payable and other current liabilities.

14.

Commitments and contingencies

a)

The following table outlines the Company’s contractual obligations for debt, lease and related obligations, having initial terms in excess of one year. Obligations due over the next five years and thereafter are as follows:

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements - Unaudited

(000's) Period Due	Long term debt (Note 12)	Operating lease commitments (b)	Total

2011	-	5,112	5,112
2012	290	6,452	6,742
2013	-	5,875	5,875
2014	-	5,217	5,217
2015	-	4,456	4,456
thereafter	-	22,233	22,233
	290	49,345	49,635

b)

The Company is involved in various lawsuits, and has contractual performance and product warranty obligations, the losses from which, if any, are not anticipated to be material to the consolidated financial statements.

15.

Related party transactions

Schlumberger owns approximately 56% of the Company's outstanding shares. The Company is the exclusive distributor in Canada of down hole pump production equipment manufactured by Wilson Supply, a division of Schlumberger. Purchases of such equipment conducted in the normal course on commercial terms were as follows:

For the quarter ended March 31	2011	2010

Cost of sales	2,285	2,115

Inventory	4,443	3,511

Accounts payable and accrued liabilities	1,081	555

Accounts receivable	-	-

16.

Capital Stock

a)

The Company has authorized an unlimited number of common shares with no par value. At March 31, 2011, the Company had 17.5 million common shares, 1.0 million stock options and 0.7 million share units outstanding.

b)

The Board of Directors may grant options to purchase common shares to substantially all employees, officers and directors and to persons or corporations who provide management or consulting services to the Company.  The exercise period and the vesting schedule after the grant date are not to exceed 10 years.

Option activity was as follows:

	March 31 , 2011		December 31 , 2010
	For the three months ended		For the year ended
	Number of Options (000's)	Weighted average exercise price per share	Number of Options (000's)	Weighted average exercise price per share

Outstanding * January 1	1,073	6.01	1,195	5.95
Granted	0	0.00	0	0.00
Exercised	(51)	3.24	(86)	4.57
Forfeited	(32)	3.52	(36)	7.68
Outstanding * end of period	990	6.22	1,073	6.01
Exercisable * end of period	826	5.90	897	5.67

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements - Unaudited

A summary of stock options outstanding at March 31, 2011, is set out below:

				Outstanding stock options (000's)		Exercisable stock options

				Weighted average remaining	Weighted average		Weighted average
Range of Exercise price			Number	contractual life	exercise price	Number	exercise price
$2.70	to	$3.50	228	2.00	3.09	228	3.09
$4.60	to	$6.50	567	4.04	5.99	461	5.89
$10.30	to	$10.90	195	5.86	10.56	137	10.67
			990	4.96	6.22	826	5.90

Stock option compensation expense recorded for the three month period ended March 31, 2011 was $67,000 (2010 – $54,000) and is included in selling, general and administrative expenses on the Consolidated Statement of Earnings.  No options were granted during the three month period ended March 31, 2011 or the year ended December 31, 2010. Options vest one third or one fourth per year from the date of grant.

Prior to the fourth quarter of 2010, the Company’s stock option plan included a cash settlement mechanism. Stock options were revalued at each period end using the Black Scholes pricing model, using the following assumptions:

2010
Dividend yield	Nil
Risk-free interest rate	3.48%
Expected life	5 years
Expected volatility	63.2%

Note: Expected volatility is based on historical volatility.

During the fourth quarter of 2010, the Company discontinued the settlement of stock option obligations with cash payments in favour of issuing shares from treasury. At the time of this plan modification, the current liability of $2,075,000 was transferred to contributed surplus on the Company’s statement of financial position.

c)

Share Unit Plans

The Company has Restricted Share Unit ("RSU"), Performance Share Unit (“PSU”) and Deferred Share Unit ("DSU") plans (collectively the “Share Unit Plans”), where by RSU’s, PSU’s and DSU’s are granted entitling the participant, at the Company's option, to receive either a common share or cash equivalent in exchange for a vested unit. For the PSU plan the number of units granted is dependent on the Company meeting certain return on net asset (“RONA”) performance thresholds during the year of grant. The multiplier within the plan ranges from 0% - 200% dependent on performance. RSU and PSU grants vest one third per year over the three year period following the date of the grant. DSU's vest on the date of grant, and can only be redeemed when the Director resigns from the Board.  Compensation expense related to the units granted is recognized over the vesting period based on the fair value of the units at the date of the grant and is recorded to contributed surplus.  The contributed surplus balance is reduced as the vested units are exchanged for either common shares or cash. During the three month period ended March 31, 2011 and 2010, the fair value of the RSU, PSU and DSU units granted was $1,830,000 (2010 - $1,768,000) and $358,000 of compensation expense was recorded (2010 - $272,000).

Share Unit Plan activity for the periods ended March 31, 2011, and December 31, 2010 was as follows:

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements - Unaudited

(000's)	March 31, 2011				December 31, 2010
	Number of Units				Number of Units
	RSU	PSU	DSU	Total	RSU	PSU	DSU	Total
Outstanding at January 1	273	97	80	450	223	53	98	374
Granted	116	101	-	217	145	132	31	308
Performance adjustment	-	-	-	-	-	(77)	-	(77)
Excercised	(10)	(3)	-	(13)	(82)	(7)	(49)	(138)
Forfeited	-	-	-	-	(13)	(4)	-	(17)
Outstanding at end of period	379	195	80	654	273	97	80	450

Exercisable at end of period	117	44	80	241	30	10	80	120

The Company has established an independent trust to purchase common shares of the Company on the open-market to satisfy Share Unit Plan obligations. The Company’s intention is to settle all share based obligations with shares delivered from the trust. The trust is considered to be a special interest entity and is consolidated in the Company’s financial statements with the cost of the shares held in trust reported as a reduction to capital stock.  For the three months ended March 31, 2011, 25,000 common shares were purchased by the trust (2010 – 36,800) at an average cost of $8.75 per share (2010 - $6.77 per share).  As at March 31, 2011, the trust held 462,753 shares (2010 - 357,463).

On December 21, 2010, the Company announced a NCIB to purchase for cancellation up to 850,000 common shares representing approximately 5% of its outstanding common shares. During the three months ended March 31, 2011, the company purchased 3,102 shares at an average cost of $7.56 (2010: 29,498 shares purchased at an average cost of $6.61).

17.

Earnings per share

Basic

Basic earnings per share is calculated by dividing the net income attributable to shareholders by the weighted average number of ordinary shares in issue during the year.

Dilutive

Diluted earnings per share are calculated using the treasury stock method, as if RSU’s, PSU’s, DSU’s and stock options were exercised at the beginning of the year and funds received were used to purchase the Company’s common shares on the open market at the average price for the year.

As at	March 31,2011	March 31, 2010

Total Comprehensive income attributable to shareholders	3,375	2,211

Weighted average number of common shares issued (000's)	17,488	17,576
Adjustments for:
Stock Options	255	156
Share Units	309	227
Weighted average number of ordinary shares for dilutive	18,052	17,959

Net earnings per share: Diluted	0.19	0.12

Net earnings per share: Basic	0.19	0.13

18.

Financial instruments

a)

Fair values

The Company’s financial instruments recognized on the consolidated statements of financial position consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, bank operating loan and long term debt. The fair values of these financial instruments, excluding long term debt, approximate their carrying amounts due to their short- term maturity. At March 31, 2011, the fair value of the long term debt approximated their carrying values due to their floating interest rate nature and short term maturity. Long term debt is held at cost and is discounted using the effective interest rate method.

b)

Credit Risk is described in Note 6.

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements - Unaudited

c)

Market Risk and Risk Management

The Company’s long term debt bears interest based on floating interest rates. As a result the Company is exposed to market risk from changes in the Canadian prime interest rate which can impact its borrowing costs. Since the Company has no borrowings as at March 31, 2011, there would be no impact on net earnings if there was a change in interest rates.

From time to time the Company enters into foreign exchange forward contracts to manage its foreign exchange market risk by fixing the value of its liabilities and future commitments. The Company is exposed to possible losses in the event of non-performance by counterparties. The Company manages this credit risk by entering into agreements with counterparties that are substantially all investment grade financial institutions. The Company’s foreign exchange risk arises principally from the settlement of United States dollar dominated net working capital balances as a result of product purchases denominated in United States dollars. As at March 31, 2011, the Company had contracted to purchase US$7.2 Million at fixed exchange rates with terms not exceeding six months (December 31, 2010 - $6.5 Million). The fair market values of the contracts were nominal at March 31, 2011 and December 31, 2010 respectively. As at March 31, 2011, a one percent change in the Canadian dollar relative to the US dollar would be expected to not have a material impact on net earnings.

19.  Selling, general and administrative (“SG&A”) Costs

Selling, general and administrative costs for the three month periods ended March 31 are as follows:

	2011		2010
	$	%	$	%
Salaries and Benefits	10,291	61%	8,860	57%
Selling costs	1,472	9%	1,799	12%
Facility and office costs	3,712	22%	3,429	22%
Other	1,505	8%	1,512	9%
SG&A costs	16,980	100%	15,600	100%

Included in salaries and benefits are the Company’s contributions to employee Registered Retired Savings Plans (“RRSP”). The Company matches employee contributions based on employee salaries to a maximum of 6% (6% in 2010) and the amount deductible under the Income Tax Act, to employees RRSP’s.  Contributions incurred and paid during the three month period ended March 31, 2011 were $195,000 (2010 – $163,000).

20.

Economic Dependency

For the three months ended March 31, 2011 and 2010, there were no customers that comprised more than 10% of revenues. In respect to the Company’s purchases, 10% of product purchases in the three month periods ended March 31, 2011 and 2010 were from one supplier.

21.

 Segmented reporting

The Company distributes oilfield products principally through its network of 45 branches located in western Canada primarily to oil and gas industry customers.  Accordingly, the Company has determined that it operated through a single operating segment and geographic jurisdiction.

22.

Seasonality

The Company’s sales levels are affected by weather conditions. As warm weather returns in the spring each year, the winter’s frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have dried out. In addition, many exploration and production areas in northern Canada are accessible only in the winter months when the ground is frozen. As a result, the first and fourth quarters typically represent the busiest time for oil and gas industry activity and the highest sales activity for the Company. Revenue levels drop dramatically during the second quarter until such time as roads have dried and road bans have been lifted. This typically results in a significant reduction in earnings during the second quarter, as the decline in revenues typically out paces the decline in SG&A costs as the majority of the Company’s SG&A costs are fixed in nature. Net working capital (defined as current assets less accounts payable and accrued liabilities, income taxes payable and other current liabilities, excluding the bank operating loan) and bank revolving loan borrowing levels follow similar seasonal patterns as revenues.